UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at September 9, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President & CEO

Date: September 9, 2008

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
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800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL RESPONDS TO HOSTILE BID FROM PALA INVESTMENTS

September 9, 2008, Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) is responding to the announcement by Pala Investments Holdings Limited ("Pala") that Pala is making an unsolicited offer to acquire all of the outstanding common shares of the Company at a price of $0.36 per common share.

Dr John Bristow, President and Chief Executive Officer of Rockwell, stated: "We are disappointed that Pala has announced this unsolicited, opportunistic offer for Rockwell and we recommend shareholders take no action until shareholders have received further communications from the Board of Directors of Rockwell".

The Company's Board of Directors received an unsolicited letter from Pala on August 29, 2008 which expressed Pala's interest in acquiring all of Rockwell's common shares at $0.40 per share, and which set a deadline for response of September 5, 2008. The Board of Directors immediately commenced a review of the indication of interest in the context of the Company's alternatives to maximize shareholder value and appointed a special committee (the "Special Committee") of independent directors for this purpose. The Special Committee retained RBC Capital Markets as financial advisor and McCarthy Tetrault LLP as legal advisor.

The Board of Directors advised Pala that they would carefully consider the proposal with the assistance of their independent financial and legal advisors and anticipated being in a position to respond by the end of this week. The Special Committee indicated its willingness to meet with Pala to receive more information concerning its proposal but Pala then declined to meet.

Rockwell advises shareholders to not deposit any common shares to the Pala offer and to not take any other action concerning the offer until shareholders have received further communications from the Board of Directors of Rockwell. Rockwell will issue a Directors' Circular that will contain important information for shareholders, including the Board recommendation regarding the offer, within 10 business days.

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and its home jurisdiction filings that are available at www.sedar.com.